Tianci International, Inc.

Unit 1109, Lippo Sun Plaza

28 Canton Road, Tsim Sha Tsui,

Kowloon, Hong Kong

June 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549

Attention:	Charli Wilson
Jan Woo

Re:	Tianci International, Inc.
Registration Statement on Form S-1
Filed June 2, 2026
File No. 333-296417

Ladies and Gentlemen:

We are in receipt of the comment letter dated June 11, 2026, regarding Tianci International, Inc. (the “Company”, or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Registration Statement on Form S-1 is being submitted to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Registration Statement on Form S-1

Risk Factors, page 17

1.	Please add a risk factor that specifically addresses the Share Combination Event adjustment provision in the Common Warrants. The risk factor should explain: (1) the mechanics of the Share Combination Event adjustment, (2) the interaction between this provision and the Company’s existing stockholder-approved authority to effect further reverse stock splits at a ratio of up to 1-for-250, including the potential for a significantly reduced exercise price and a significantly increased number of shares issuable upon exercise following any such further reverse stock split, and 3) to the extent practicable, the potential impact on the number of shares issuable under the Common Warrants if a further reverse stock split is conducted at various ratios within the approved range.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised page 6 and 22 to include the risk factor “The Common Warrants contain a Share Combination Event adjustment feature that could substantially reduce the exercise price of the Common Warrants and significantly increase the number of shares issuable upon exercise, resulting in substantial dilution to existing stockholders” addressing the Share Combination Event adjustment provision in the Common Warrants, which explain the mechanics of the Share Combination Event adjustment, the interaction of between the Share Combination Event adjustment event and the further reverse stock split, the potentials of a significantly reduced exercise price and a significantly increased number of shares issuable upon exercise, and by illustrations, the impact on the number of shares issuable if a further reverse stock split is conducted.

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2.	We note that the Common Warrants contain an anti-dilution provision pursuant to which the exercise price will be reduced to the New Issuance Price upon a Dilutive Issuance, subject to a floor equal to 20% of the Nasdaq Minimum Price, and a Share Combination Event adjustment pursuant to which the exercise price will be reduced following any reverse stock split, with a corresponding increase in the number of shares issuable. Please revise the risk factor section to address the potential impact of these provisions on dilution to existing stockholders. To the extent practicable, please quantify the potential dilutive impact of a downward adjustment to the exercise price, including a scenario in which the exercise price is reduced to the floor price of 20% of the Nasdaq Minimum Price. Refer to Item 506 of Regulation S-K.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully clarify for the Staff that the New Issuance Price upon a Dilutive Issuance will not be subject to a floor price and that the number of shares issuable under the Common Warrants remains the same as immediately prior to such Dilutive Issuance. If the Company conduct an Dilutive Issuance at a price significantly lower than the exercise price of the Common Warrant, the exercise price will be adjusted to such New Issuance Price and the Company will receive less exercise price. We have revised page 22 to include the risk factor “The Common Warrants contain adjustment provisions that may substantially reduce the exercise price” addressing the potential impact of these provisions. We do not believe the adjustment under Dilutive Issuance alone will affect the dilution to existing stockholders. In the risk factor “The Common Warrants contain a Share Combination Event adjustment feature that could substantially reduce the exercise price of the Common Warrants and significantly increase the number of shares issuable upon exercise, resulting in substantial dilution to existing stockholders,” we have included illustrations to quantify the potential dilutive impact of a downward adjustment to the exercise price.

Use of Proceeds, page 29

3.	Information provided throughout your registration statement assumes that you will receive the full amount of the offering. Given that this is a best-efforts, no minimum offering, please revise the prospectus–including the prospectus summary, dilution and use of proceeds sections–to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the securities being sold. Describe any material changes in the use of proceeds if all of the securities being registered on your registration statement are not sold.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised page 15, 30 and 32 to include the impact of receiving proceeds at varying levels of the securities being sold.

Lock-Up Agreements, page 46

4.	We note an internal inconsistency in the lock-up disclosure. The “Lock-Up Agreements” section states that the lock-up restrictions will be in effect for a period of three months after the closing of the offering, and also states that such shares will be subject to lock-up for a period of six months following closing of the offering. Please revise the prospectus to reconcile this inconsistency throughout the document and confirm the correct lock-up period with the Placement Agent.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised page 47 that such shares will be subject to lock-up for a period of three months instead of six months following closing of the offering.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Yarona L. Yieh, Esq., Mengyi “Jason” Ye, Esq., or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, yly@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

By:	/s/ Shufang Gao
Name:	Shufang Gao
Title:	Chief Executive Officer

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